Mail Stop 6010
	March 27, 2006


Jordan Wu
Chief Executive Officer and President
Himax Technologies, Inc.
10th Floor, No. 605, Chungshan Road
Hsinhua Tainan County 712
Taiwan, Republic of China

Re:	Himax Technologies, Inc.
	Amendment No. 1 to Registration Statement on Form F-1
	File No. 333-132372
      Filed March 20, 2006

Dear Mr. Wu:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Underwriters, page 123
1. We note your disclosure on page 124 regarding the interest expressed by Compal Electronics to purchase $20 million of ADSs in the offering. Please provide us with additional facts concerning this indication of interest, such as the timing and manner in which it was made, as well as an analysis as to whether it was obtained consistent with Section 5 of the Securities Act.

*  *  *  *  *

      As appropriate, please revise your filing in response to these comments. You may wish to provide us with marked copies of the revisions to expedite our review. Please furnish a cover letter with your revised filing that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised submission and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any registration statement for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Julie Sherman at (202) 551-3640 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at
(202) 551-3625 with any other questions.

			Sincerely,



			Mary Beth Breslin
			Special Counsel

cc (via fax):  Show-Mao Chen, Esq.
	John G. Crowley, Esq.
	Jason H. Pan, Esq.
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Jordan Wu
Himax Technologies, Inc.
March 27, 2006
Page 1